UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-10578

Vintage Petroleum, Inc.

(Exact name of registrant as specified in its charter)

110 West Seventh Street

Tulsa, Oklahoma 74119

(918) 592-0101

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.005 per share

Preferred Share Purchase Rights

7 7/8% Senior Subordinated Notes Due 2011

8 1/4% Senior Notes Due 2012

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.005 per share – 0 holders

Preferred Share Purchase Rights – 0 holders

7 7/8% Senior Subordinated Notes Due 2011 – 41 holders

8 1/4% Senior Notes Due 2012 – 39 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Vintage Petroleum, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 30, 2006	By:	/S/ C.C. STEPHENSON, JR.
		Name:	C. C. Stephenson, Jr.
		Title:	Chairman of the Board, President and Chief Executive Officer